CORRESP 1 filename1.htm

370 17th Street, Suite 5300
Denver, CO 80202

August 29, 2018
VIA EDGAR
Mr. Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Extraction Oil & Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 27, 2018
File No. 001-37907

Dear Mr. Skinner:
Set forth below are the responses of Extraction Oil & Gas, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 22, 2018, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2017 filed with the Commission on February 27, 2018, File No. 001-37907 (the “Annual Report”).
For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
Form 10-K for the Fiscal Year Ended December 31. 2017
Item 2, Business and Properties, page 7
Oil. Natural Gas and NGL Data, page 11 Proved Undeveloped Reserves (“PUDs”). page 13

1.	Your discussion of changes in PUDs indicates that you converted 43,798 MBoe to proved developed producing reserves during 2017 but appears to omit other changes in your reported

PUD volumes that occurred during the year. Review and revise this disclosure as necessary to disclose all material changes in proved undeveloped reserves that occurred during the year. See Item 1203(b) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and has set forth below narrative disclosure to be presented in the discussion of significant changes in proved undeveloped reserves. We undertake to prospectively provide similar disclosure in future filings that are subject to the requirements of Item 1203(b) of Regulation S-K.
“Proved Undeveloped Reserves (PUDs)
As of December 31, 2017, our proved undeveloped reserves were comprised of 74,197 MBbls of oil, 403,933 MMcf of natural gas and 49,174 MBbls of NGLs, for a total of 190,693 MBoe.
The following table summarizes our changes in PUDs during the year ended December 31, 2017 (in MBoe):

Proved undeveloped reserves at December 31, 2016 (MBoe)	189,567
Conversion into proved developed reserves	(43,798)
Extensions and discoveries	37,573
Acquisitions	12,720
Changes in well performance, timing and other	(5,369)
Proved undeveloped reserves at December 31, 2017 (MBoe)	190,693

Changes in PUDs during the year ended December 31, 2017 primarily resulted from the following significant factors:

•	conversions of 43,798 MBoe to proved developed reserves as a result of our ongoing drilling program;

•	additions of 37,573 MBoe as a result of extensions and discoveries in connection with offset drilling programs in the DJ Basin;

•	additions of 12,720 MBoe as a result of acquisitions; and

•	reduction of 5,369 MBoe as a result of changes in well performance, timing and other factors.
During the year ended December 31, 2017, we incurred costs of approximately $442.5 million to convert the reserves associated with 16% of our net proved undeveloped locations at December 31, 2016 to proved developed reserves of 43,798 MBoe, which represented 23% of our proved undeveloped reserve volumes as of December 31, 2016.

2.
Disclosure in your 2017 10-K indicates that you had 97 drilled but uncompleted wells on a one-mile equivalent basis as of December 31, 2017, while disclosure in your 2016 10-K indicates that you had 92 such wells as of December 31, 2016. Separately, disclosure in your 2017 10-K indicates that you drilled 186 gross wells and completed 198 gross wells during 2017. Please provide us with a supplemental reconciliation of your beginning and ending drilled but uncompleted wells, on an actual well basis, for 2017. As part of your response, indicate the reserve quantities associated with drilled but uncompleted locations as of the beginning and end of 2017.

Response: We acknowledge the Staff’s comment and have provided below a supplemental reconciliation of our beginning and ending drilled but uncompleted wells, on an actual basis, as of the beginning and end of 2017, along with the reserve quantities associated with such drilled but uncompleted locations:

	Gross Well Count	Proved Undeveloped Reserves (Mboe)
Drilled but uncompleted wells at December 31, 2016	92	22,618
Gross wells drilled	186
Gross wells completed	(198)
Change in methodology (1)	(23)
Drilled but uncompleted wells at December 31, 2017 (2)	57	20,446

(1)
During the year ended December 31, 2017, the Company changed its methodology for determining the classification of a well as drilled but uncompleted. As of December 31, 2016, wells that were completed but not yet producing were presented as drilled but uncompleted wells. In the course of preparing its disclosures for presentation in the Company’s annual report on Form 10-K for the year ended December 31, 2017, the Company determined that wells that were completed but not producing would no longer be included in total well count for such category. We believe this change in methodology is more consistent with industry practice.

(2)
The drilled but uncompleted well count of 92 wells at December 31, 2016 was presented on a gross basis and not on a one-mile equivalent basis. We have presented here drilled but uncompleted wells at December 31, 2017 on a gross basis for purposes of the reconciliation. At December 31, 2017, 57 wells (97 wells on a one-mile equivalent basis, as previously disclosed) drilled but uncompleted wells with proved undeveloped reserves of 20,446 MBoe.

All proved reserves of the drilled but uncompleted wells are located in the DJ Basin and are estimated quantities of oil, natural gas and NGLs which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating condition (i.e., prices and costs) existing at the time the estimate was made. It should be noted that each of the 69 gross drilled but uncompleted wells at December 31, 2016 were completed during 2017 and were presented as proved developed producing wells at December 31, 2017. The 23 wells noted in the reconciliation above were also presented as proved developed producing wells at December 31, 2017.

3.
Tell us whether you consider drilled but uncompleted wells to be developed for purposes of classifying reserves as developed or undeveloped and for purposes of evaluating compliance with the five year limitation on proved undeveloped reserves. To the extent you consider the wells to be developed for these purposes, explain to us the basis for this view. As part of your response, for uncompleted wells as of December 31, 2017, tell us the remaining costs to complete the wells and how those costs compare to the costs of a new well. Additionally, describe, in reasonable detail, the remaining work necessary to complete the wells and the specific schedule under which that work will be completed.

Response: We acknowledge the Staff’s comment and the Company does not consider drilled but uncompleted wells as developed for purposes of classifying reserves. We consider the reserves associated with a drilled but uncompleted well as proved undeveloped reserves if reasonable certainty has been established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Of the 57 gross drilled but uncompleted wells held at December 31, 2017, 48 wells were classified as proved undeveloped with reserves of 20,446 MBoe, while the remaining nine wells had unproved reserves. At December 31, 2017, we reported total proved undeveloped reserves of 190,693 MBoe. Our five year development plan incorporated capital expenditures for converting the 48 gross drilled but uncompleted wells classified from proved undeveloped to proved developed in the first year of the development plan.
As of the date of this letter, all 57 gross drilled but uncompleted wells have been completed and will be presented as proved developed in our next annual filing for the year ending December 31, 2018.
Item 8, Financial Statements and Supplemental Data, page 88
Notes to Consolidated Financial Statements, page 97

4.
Your disclosure of the principal sources of change in your standardized measure of discounted future net cash flows includes an adjustment for “Other.” Provide us with a reasonably detailed description of the nature of this adjustment.

Response: The Company acknowledges the Staff’s comment, and intends to change the line item in the disclosure from “Other” to “Changes in production timing and other” in its future annual filings. The changes reflected in “Other” principally include the effect of changes in timing of expected production, price and costs between the December 31, 2016 and December 31, 2017 reserves estimates, between the December 31, 2015 and December 31, 2016 reserves estimates, or between the December 31, 2014 and December 31, 2015 reserve estimates, as applicable. The adjustment reflected in the “Other” line item reflected approximately 5% of the December 31, 2017 year-end balance, approximately 1% of the December 31, 2016 year-end balance and approximately 1% of the December 31, 2015 year-end balance of the standardized measure of discounted future net cash flow.

Please direct any questions that you may have with respect to the foregoing to, or if any additional supplemental information is required by the Staff please contact, Julian J. Seiguer of Kirkland & Ellis LLP at (713) 835-3334, Michael W. Rigdon of Kirkland & Ellis LLP at (713) 836-3647 or the undersigned at (720) 557-8300.

Very truly yours,

EXTRACTION OIL & GAS, INC.

By:	/s/ Russell T. Kelley, Jr.
Name:	Russell T. Kelley, Jr.
Title:	Chief Financial Officer

Enclosures

cc:	Jeannette Wong (Securities and Exchange Commission)
Eric J. Christ (Extraction Oil & Gas, Inc.)
Tom L. Brock (Extraction Oil & Gas, Inc.)
Julian J. Seiguer (Kirkland & Ellis LLP)
Michael W. Rigdon (Kirkland & Ellis LLP)